UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the semiannual fiscal period ended June 30, 2024

CERES COIN LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3602143
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

C/O CM Solutions LLC, 332 S. Michigan Ave., Suite 121-F7 Chicago, IL 60604
(Full mailing address of principal executive offices)

331-276-2561
(Issuer’s telephone number, including area code)

Tokens and Coins of the Company
(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “CERES,” “we,” “us” “our” or “the company” refers to CERES Coin, LLC, a Delaware limited liability company.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

CERES Coin LLC (“CERES”, the "Company") is a Delaware limited liability company formed on November 13, 2017, and, as of June 30, 2024, was as a single-member, manager-managed entity with a perpetual term. The Company's headquarters are in Marco Island, Florida.

As of the filing date, the Company's principal business is the development, issuance, and management of CERES Coin, a patented, yield-generating stablecoin that tokenizes shares of a U.S. Government Money Market Fund invested primarily in U.S. Treasuries. Transactions are effected pursuant to a Sub-Transfer Agency and Services Agreement with the fund’s transfer agent (the “Sub-TA Agreement”). Under the Sub-TA Agreement, investor purchases are settled into shares of a U.S. government money market fund (the “fund”) held at the fund’s custodian; CERES acts solely as sub-transfer agent and on-chain recordkeeper and does not acquire or custody the underlying assets. This provides holders with a stable net asset value (NAV) of $1 per coin, potential yields of 2-3% based on fund performance, and fee-free peer-to-peer (P2P) transfers on a private blockchain (Hyperledger Fabric), with planned migration to public blockchains like Ethereum. CERES Coin is structured and will be offered as a security under U.S. federal securities laws, and any issuance, transfer, or redemption will occur only in compliance with applicable federal and state securities and other laws.

Protected by U.S. patents (US 12,141,769 for tokenizing SEC-registered securities; US 11,055,677 for managing tokenized securities with smart contracts; US 11,797,955 for securing transactions with multi-factor authentication and tamper-proof records), the technology enables secure, auditable transactions, positioning the Company to address inefficiencies in traditional systems, such as $521 billion in annual federal fraud (e.g., $10 billion in Supplemental Nutrition and Subsistence Program (“SNAP”) overpayments, $80 billion in Medicaid improper payments, and Federal Emergency Management Agency (“FEMA”) delays.

The Company’s principal product is CERES Coin, a digital asset designed for instant, transparent peer-to-peer transfers and payments, supported by a 1:1 reserve model that is implemented through a sub-transfer-agency relationship with a U.S. government money market fund; separately, the Company has issued CERES Tokens, which are investment instruments that provide investors exposure to the Company and are not used for payments.

•	CERES Coin (Product / Payments): CERES Coin is the Company’s core operating product. Transactions are effected pursuant to a Sub-Transfer Agency and Services Agreement with the fund’s transfer agent (the “Sub-TA Agreement”). Under the Sub-TA Agreement, investor purchases are settled into shares of a U.S. government money market fund held at the fund’s custodian. The Company acts solely as sub-transfer agent and on-chain recordkeeper; it does not acquire, hold, or custody the underlying fund assets. CERES Coin is intended to maintain stable value and enable near-instant settlement for payments and transfers. Coin holders do not receive governance or equity rights in the Company by virtue of holding the coin. Issuance, transfer, redemption, and any applicable fees are administered under the Sub-TA Agreement and related program documents, subject to Know Your Customer/Anti Money Laundering (“KYC/AML”) and other applicable laws.

•	CERES Token (Investment in the Company): CERES Token is a separate digital security-like instrument that represents an investment exposure to the Company, not to the coin reserves or the underlying fund. CERES Tokens have been, and may in the future be, offered in transactions conducted in compliance with U.S. securities laws, as described in the applicable offering materials and the Token Rights Agreement. Token holders may have contractual economic rights as set forth in those documents, but no claim to the assets that support CERES Coin and no right to use the token for payments on the network. The token is not a deposit, not a money-market fund share, and not backed by a 1:1 reserve.

Holding CERES Coin does not provide any claim on the Company’s profits, equity, or on CERES Token rights. Holding CERES Tokens does not provide any claim on the coin reserves or the money market fund shares used in the CERES Coin program. Program reserves and investor proceeds are administered under separate agreements (including the Sub-TA Agreement for CERES Coin and the Token Rights Agreement/related offering documents for CERES Token).

The Company understands the principal markets include:

1)	Government services for efficient disbursements: (U.S. federal outlays ≈ $6.1 trillion in FY2023 [Source: Office of Management and Budget/Historical Tables]; SNAP ≈ 41 million participants and ≈ $100 billion in benefits in FY2024 [Source: US Department of Agriculture]; Medicare ≈ $1.0 trillion and Medicaid ≈ $0.9 trillion in 2023 [Source Centers for Medicare and Medicaid Services (“CMS”) ; Social Security ≈ $1.35 trillion in FY2023 [Source: Social Security Administration Trustees]; state & local direct general expenditures >$3.7 trillion [Source: U.S. Census]);

2)	Institutional capital for compliant yield: (money market fund Assets Under Management (“AUM”) ≈ $6.5–$7.0 trillion in 2024 [Source: Investment Company Institute/industry data]; on-chain/tokenized Treasuries > $1 billion and growing; multiple industry/analyst forecasts project tokenized cash-equivalents and bonds in the hundreds of billions by 2030 [Source: Bank for International Settlements/industry outlooks]);

3)	Retail payments for zero-fee disruption: (U.S. retail sales >$7 trillion in 2023 [Source: U.S. Census]; non-cash now >80% of consumer payments by number [Source: Federal Reserve—Diary of Consumer Payment Choice]; P2P networks ≈ $1.0+ trillion in 2023—Zelle ≈ $806B and Venmo ≈ $245B [Source: Early Warning (Zelle) and PayPal filings]); and

4)	Closed-loop ecosystems for corporate efficiency: (merchant card processing fees ≈ $170+ billion in 2023 [Source: Nilson Report]; notable sector losses, e.g., U.S. retail shrink ≈ $112B in 2022 [Source: National Retail Federation]; U.S. healthcare spend ≈ $4.5–$4.9 trillion [Source: Centers for Medicare and Medicaid Services /National Health Expenditure]).

Distribution occurs through compliant fintech platforms, exchanges, mobile apps, and partnerships, emphasizing programmability, interoperability, and alignment with the Department of Government Efficiency (DOGE)'s waste reduction goals. Competitors like Circle’s Stablecoin, USDC ($60 billion supply, 78% YoY growth) and Tether’s Stablecoin, USDT ($144 billion AUM) lack yield and face regulatory hurdles, while CERES differentiates via patents, SEC qualification, U.S. domicile, and infinite AUM capacity.

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Development Stage Company:

The company was formed as a Delaware limited liability company in November of 2017. Since inception CERES became one of the few digital asset companies to gain SEC approval for qualification for exemption from registration under Regulation A of JOBS Act. The normal process to a Regulation A filing is 2-3 months. It took CERES 2 years, 3months, and 11 days from initial filing to notice of approval. During that time CERES answered over 250 comments from the SEC. The company’s proposed and limited levels of operations are subject to all business risks associated with new enterprises. The likelihood of the company’s success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of business operations, many of which are beyond the control of the company and its management. Accordingly, there is a significant possibility that the company could sustain one or more significant losses in the future, and there can be no assurances that the company will operate profitably. The consulting agreement with Columbia Car has helped the cash position for the company.

Results of Operations

During the period ended June 30, 2024, the Company generated $180,000 in consulting revenues from a single client on a month-to-month fixed retainer basis related to financial technology advisory services. Revenues remained concentrated with one customer and were not related to the Company’s future operations. Operating expenses included software and platform development costs of $315,077, payroll expenses of $112,780, and increased legal and compliance fees for the pivot to stablecoin development and administrative costs, totaling $185,025. No significant components of revenues or expenses existed beyond development and consulting, with no unusual events impacting results.

During the period ended June 30, 2023, the Company generated $90,000 in consulting revenues from a single client on a month-to-month fixed retainer basis related to financial technology advisory. This marked the initial revenue stream, though amounts were limited and concentrated with one customer and were not related to the Company’s future operations. Operating expenses included administrative costs totaling $43,223. No significant components of revenues or expenses existed beyond development and consulting, with no unusual events impacting results.

The Company incurred a net loss during the 2024 period and a small net income in the 2023 period, resulting in substantial doubt about the entity's ability to continue as a going concern. This situation indicates the Company may require capital infusions to settle liabilities and realize assets.

Liquidity and Capital Resources

Liquidity in 2024 was supported by member contributions totaling approximately $312,000, which were used to pay Company expenses resulting in cash used in operating activities of approximately $4,000. Liquidity in 2023 was maintained through Company operations, with the approximately $43,000 in cash provided by operating activities adding to the Company’s existing cash reserves.

Cash balances may have exceeded Federal Deposit Insurance Corporation (FDIC) limits at times, but management deemed the risk insignificant.

No material unused liquidity sources existed, and the Company had no outstanding debt under its renewed $500,000 unsecured revolving promissory note with CM Solutions LLC (5% interest, matured annually and renewed), a related party. To address liquidity deficiencies, the Company has historically relied on member contributions and plans to raise capital via token issuances and partnerships. No material capital expenditure commitments existed, but needs included technology and marketing, funded by financing proceeds.

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Indebtedness

During the year of formation, 2018, the company borrowed $230,000 from four lenders. The borrowings were structured pursuant to a private investment agreement. The borrowings are unsecured. The creditors have the option of being repaid in cash or upon a qualified financing event may convert their loans to tokens issued by the Company in a ratio stipulated by the private investment agreement offering circular.

For the six month periods ended June 30, 2024 and 2023, there were no incurrences of new debt.

Trends

During the next 6-12 months the company intends to take the following actions:

•	Raise capital;
•	Continue to engage state regulators across the nation;
•	Commence principal operations.

In order to achieve these actions, the Company has and will continue to raise additional funding. The company expects to complete this necessary funding during 2026.

ITEM 2. OTHER INFOMRATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending

December 31, 2024.

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CERES COIN LLC

CONDENSED BALANCE SHEETS

JUNE 30, 2024 AND DECEMBER 31, 2023

UNAUDITED

	June 30,	December 31,
	2024	2023

Assets

Current assets
Cash	$5	$4,322
Total current assets	5	4,322

Total assets	$5	$4,322

Liabilities and Member's Deficit

Liabilities

Current liabilities
Accounts payable	$230,119	$68,989
Accrued expenses	9,133	-
Accrued expenses - related party (Note 3)	287,945	341,177
Tokens outstanding	25,000	25,000
Private investment agreements	-	230,000
Total current liabilities	552,197	665,166

Total liabilities	552,197	665,166

Commitments and contingencies (Note 4)

Member's deficit	(552,192)	(660,844)

Total liabilities and member's deficit	$5	$4,322

The accompanying notes are an integral part of these condensed financial statements.

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CERES COIN LLC

CONDENSED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

UNAUDITED

	June 30,
	2024	2023

Consulting revenue	$180,000	$90,000

Operating expenses
General and administrative	11,501	43,223
Payroll expenses	112,780	-
Professional fees	173,524	-
Software and platform development	315,077	-
Total operating expenses	612,882	43,223

Income (loss) from operations	(432,882)	46,777

Other expense
Interest expense	(297)	-
Total other expense	(297)	-

Net income (loss)	$(433,179)	$46,777

The accompanying notes are an integral part of these condensed financial statements.

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CERES COIN LLC

CONDENSED STATEMENTS OF MEMBER'S DEFICIT

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

UNAUDITED

Member's
Deficit

Balance at December 31, 2022	$(760,000)

Net income	46,777

Balance at June 30, 2023	(713,223)

Balance at December 31, 2023	$(660,844)

Expenses paid by Member	311,831

Settlement of private investment agreements	230,000

Net loss	(433,179)

Balance at June 30, 2024	$(552,192)

The accompanying notes are an integral part of these condensed financial statements.

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CERES COIN LLC

CONDENSED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

UNAUDITED

	June 30,
	2024	2023
Operating activities
Net income (loss)	$(433,179)	$46,777
Adjustments to reconcile net income to net cash used in operating activities:
Expenses paid by Member	311,831	-
Changes in operating assets and liabilities:
Accounts payable	161,130	4,531
Accrued expenses	9,133	-
Accrued expenses - related party	(53,232)	(8,378)
Net cash used in (provided by) operating activities	(4,317)	42,930

Investing activities
Net cash provided by investing activities	-	-

Financing activities
Net cash provided by financing activities	-	-

Net increase (decrease) in cash	$(4,317)	$42,930
Cash - beginning of period	4,322	9,688
Cash - end of period	$5	$52,618

Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental schedule of non-cash investing and financing activities
Settlement of private investment agreements	$230,000	$-

The accompanying notes are an integral part of these condensed financial statements.

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CERES COIN LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 1 – Background and Description of Business

CERES Coin LLC (the Company or CERES) was incorporated on November 13, 2017, in the state of Delaware as a perpetual limited liability corporation. The Company is a single member Limited Liability Company.

The Company has headquarters in Marco Island, Florida. The Company is a financial-technology firm focused on the development of blockchain-enabled payment and digital-asset infrastructure. The Company’s principal product, CERES Coin, is designed to function as a tokenized representation of shares in a U.S. government money market fund through a sub-transfer-agency structure. The Company does not custody underlying fund assets and acts solely as a sub-transfer agent and on-chain recordkeeper. The Company’s technology is supported by several issued U.S. patents related to the tokenization and management of digital representations of regulated financial assets. During 2024, the Company continued platform development and limited consulting activities as it advanced toward launching its stablecoin and related technology.

The Company has not yet commenced principal operations.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim unaudited condensed financial statements and footnotes have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP) for interim financial information and the instructions to Rule 10-01 of Regulation S-X of the Securities and Exchange Commission (SEC). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited condensed financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the results of the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full year ending December 31, 2024. These condensed financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023.

Going Concern

The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which necessarily contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of the Company’s activities. The Company's ability to continue as a going concern is also contingent upon its ability to raise capital. The Company has incurred significant expenses since its inception, some of which remain unpaid, without having generated any revenues from business operations during such period. As a result, a significant capital infusion is necessary to pay such expenses and to make the Company viable. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. It should also be noted that the financial statements provided herein do not include any adjustment(s) that might be necessary should the Company be unable to continue as a going concern.

Subsequent Events

The Company has evaluated all transactions through the date the financial statements were issued for subsequent event disclosure or adjustment consideration.

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Note 3 – Related Party Transactions

CM Solutions LLC

On January 1, 2019, the Company signed an unsecured revolving promissory note with CM Solutions, LLC, the Company’s sole owner, to cover up to $500,000 at an interest rate of 5.00% per annum. The note matured at the earlier of (a) December 31, 2020 or (b) the closing date of a Qualified Financing event. As a qualifying financing event has not occurred, the note expired each December 31st thereafter and been subsequently renewed on each following January 1st using identical terms. As of June 30, 2024, and 2023, no balances were outstanding under the unsecured revolving promissory note and, as of the date of these financial statements, no funds have been drawn.

During the period ended June 30, 2024, and 2023, the Company paid $71,500 and $60,000, respectively, to CM Solutions LLC and received cash advances from CM Solutions LLC of $17,500 and $53,000, respectively. The payments to CM Solutions LLC represent payments to two managers of the Company. During the periods ended June 30, 2024, and 2023, the Company paid $150 and $844, respectively, in vendor invoices on behalf of CM Solutions. The Company invoiced CM Solutions LLC for these payments, resulting in an offset to charges for the Company’s operating expenses. During the period ended June 30, 2024, CM Solutions LLC paid $888 in vendor invoices on behalf of the Company.

At June 30, 2024, and December 31, 2023, the Company owed CM Solutions LLC $64,165 and $117,397, respectively.

Cool Mellon LLC

During the period ended June 30, 2023, the Company paid $535 in vendor invoices on behalf of Cool Mellon LLC. The Company invoiced Cool Mellon for these payments, resulting in an offset to charges for the Company’s operating expenses.

At June 30, 2024, and 2023, the Company owed Cool Mellon LLC $223,780.

Clearfield Communications LLC

During the period ended June 30, 2024, Clearfield Communications LLC, a former member of the Company, made contributions totaling $281,831.

During the period ended December 31, 2024, Clearfield Communications LLC entered into employment agreements with members of Company management related to services to be performed for CERES. Payroll related expenses, totaling approximately $113,000, were allocated to CERES by Clearfield Communications LLC.

Private Investment Agreement

As of December 31, 2023, a member of management had a Private Investment Agreement (Note 5) with an outstanding balance of $80,000, which is included in the total Private Investment Agreements balance reported on the Balance Sheets.

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Note 4 – Commitments and Contingencies

From time to time, the Company may be involved in litigation in the ordinary course of business. The Company is not currently involved in any litigation that the Company believes could have a material adverse effect on its financial condition or results of operations.

On January 30, 2024, CM Solutions LLC, the sole member of the Company, entered into an agreement with Clearfield Communications, LLC (Clearfield) to exchange all outstanding equity interests in the Company.

On December 13, 2024, the Company, CM Solutions LLC, and Clearfield entered into a Transfer and Settlement Agreement (the T&S Agreement) to unwind the January 2024 transaction. Under the T&S Agreement, Clearfield transferred back to CM Solutions LLC: (i) 100% of the equity interests in the Company, (ii) the right to receive 42 million CERES Tokens as contemplated in a January 30, 2024 side letter, and (iii) all CERES Intellectual Property Assets, including patents, the domain name cerescoin.io, and software related to the Hyperledger Fabric blockchain platform, free and clear of all liens.

Additionally, CERES Coin LLC granted Clearfield a perpetual, non-exclusive license to use a clone of the Hyperledger Fabric platform for its stablecoin payment business, subject to restrictions prohibiting competition with the Company’s stablecoin business, involvement in professional sports or stadium events, or substantial modifications to loyalty/reward programs.

The T&S Agreement included mutual releases of claims arising prior to the closing date, except for obligations surviving under the T&S Agreement, such as those in the New Side Letter, Restated Side Letter, and CERES Perpetual License. The parties agreed to potential future payments contingent on capital raises: if the Company or its transferee raises $2,500,000 or more, Clearfield and Greg Anderson would receive $240,000 and $10,000 from the Company, respectively; if less than $2,500,000 is raised, they would receive 10% of the capital raised and 10% of future gross revenues until a total of $250,000 is paid, after the Company settles existing Company liabilities enumerated in the agreement documents.

Note 5 – Private Investment Agreements

In February 2018, the Company authorized the issuance and sale of up to $20,000,000 worth of Private Investment Agreements (PIA) to accredited investors. The PIA’s are unsecured and noninterest bearing. Proceeds from the PIA’s are to be used to issue loans to third parties. The PIA investors, as a group, will be entitled to receive 80% of the proceeds, net of repayment of principal (PIA loan net income), generated by the loans. The amounts due to the PIA investors from loan net income will be recorded as liabilities and will be distributed semi-annually to the holders pari passu and pro rata.

In January 2024, CM Solutions LLC entered into Subscription and PIA Termination Agreements with four legacy PIA investors, including the member of management (Note 3). As consideration for terminating the PIAs, three investors each received (i) 800 CM Solutions LLC shares at $62.50 per share and (ii) a non-transferable right to subscribe for a fixed number of CERES Tokens (619,834 tokens each). A fourth investor received (i) 800 CM Solutions LLC shares at $62.50 per share and (ii) a right to subscribe for 991,735 CERES Tokens on the same basis. All parties released one another from their prior PIA obligations.

Note 6 – Segment and Related Information

The Company has one reportable segment. The Company derives revenue in North America and manages all business activities on a consolidated basis. The services offered are deployed to customers in a similar manner.

The Company’s chief operating decision maker (CODM) is the Chief Executive Officer, who reviews financial information presented on a consolidated basis to allocate resources, evaluate financial performance and make overall operating decisions. The measure of segment profit or loss that is most consistent with the financial statements is net income. The accounting policies of our single reportable segment are the same as those for the financial statements. The level of disaggregation and amounts of significant segment expenses that are regularly provided to the CODM are the same as those presented in the statements of operations. Likewise, the measure of segment assets is reported on the balance sheets as total assets.

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Note 7 – Subsequent Events

February 2025 Amended Operating Agreement and CERES Token Issuance

On February 21, 2025, CERES Coin LLC executed an Amended and Restated Operating Agreement, formalizing the company’s governance structure following the T&S Agreement. This agreement confirmed CM Solutions LLC as the sole Member and established a Board of Managers including Charlie Uchill, Greg Anderson, Jesse Channon, Laird Bunch, and Matt Seal.

The Company has authorized up to 300,000,000 CERES Tokens under its amended Token Rights Agreement. In February 2025, the Company issued an aggregate of 210,000,000 CERES Tokens in a private placement conducted under Section 4(a)(2) of the Securities Act. Of these, 66,000,000 tokens were issued to CM Solutions LLC designees/token holders, 96,000,000 tokens to the Former Turtle Shark Group, and 48,000,000 tokens to Clearfield, pursuant to corresponding agreements. Following this issuance, 90,000,000 tokens remain authorized but unissued, available for future issuance subject to required approvals and applicable law.

July 2025 Subscription Agreement

On July 1, 2025, CERES Coin LLC, CM Solutions LLC, and an accredited investor, entered into a Subscription Agreement. The investor agreed to contribute $1,499,999.80 (the Subscribed Amount) in exchange for: (i) 125,000 equity units in the Company (2.50% equity stake) transferred from CM Solutions LLC, and (ii) 2,307,692 CERES Tokens issued by the Company at $0.65 per token, offered as restricted securities under Regulation D, Rule 506(b) of the Securities Act of 1933. The investor was also granted options to purchase additional equity units and CERES Tokens in three optional tranches, each for $1,500,000, exercisable by January 1, 2026, July 1, 2026, and January 1, 2027, respectively. If all optional tranches are exercised, the investor would receive a total of 200,000 equity units (4.0% equity stake) and 9,230,769 CERES Tokens for an aggregate contribution of $5,999,999. In connection with the T&S Agreement (Note 4), $110,000 of the proceeds from this transaction were paid to Clearfield ($105,600) and Greg Anderson ($4,400). The transaction was executed to support the Company’s blockchain-related activities.

January 2026 Subscription Agreement

On January 10, 2026, CERES Coin LLC, CM Solutions LLC, and an accredited investor entered into a Subscription Agreement. The investor agreed to contribute $499,999.75 (the Subscribed Amount) in exchange for: (i) 12,500 equity units in the Company (.25% equity stake) transferred from CM Solutions LLC, and (ii) 384,615 CERES Tokens issued by the Company at $0.65 per token, offered as restricted securities under Regulation D, Rule 506(b) of the Securities Act of 1933. The investor was also granted options to purchase additional equity units and CERES Tokens in two optional tranches, each for $250,000, exercisable by April 10, 2026, and July 10, 2026 respectively. If all optional tranches are exercised, the investor would receive a total of 25,000 equity units (.50% equity stake) and 769,230 CERES Tokens for an aggregate contribution of $1,000,000. In connection with the T&S Agreement (Note 4), $50,000 of the proceeds from this transaction were paid to Clearfield ($48,000) and Greg Anderson ($2,000). The transaction was executed to support the Company’s blockchain-related activities.

January 2026 Line of Credit Agreement with Greg Anderson

On January 1, 2026, CERES Coin LLC entered into an unsecured line of credit agreement (LOC) with Greg Anderson with proceeds to be used for general corporate purposes. The LOC provided a revolving line of credit in an aggregate principal amount not to exceed $100,000 accruing interest at 10% per annum. The LOC remains in effect until terminated and the lender may demand repayment of outstanding principal and interest with thirty days’ written notice.

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ITEM 8. EXHIBITS

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Exhibit

2.A.1*	Certificate of Formation of the issuer, filed November 13, 2017
2.A.2*	Certificate of Formation of CM Solutions LLC (f/k/a “CM Warehouse Solutions”), filed March 3, 2016
2.A.3*	Certificate of Filing of CoolMellon, LLC filed September 8, 2014
2.A.4*	Certificate of Amendment of CM Solutions LLC, filed June 15, 2017
2.B.1	Amended and Restated Operating Agreement of the issuer, effective as of February 21, 2025
2.B.2	Amended and Restated Limited Liability Company Agreement of CM Solutions LLC, effective as of January 19, 2024
2.B.3	Amended and Restated Limited Liability Company Agreement of CoolMellon, LLC, effective as of July 11, 2025
3.A†	Token Rights Agreement
3.B*	Coin Rights Agreement
3.C*	Form of previously issued “Private Investment Agreements”
4.A*	Form of Subscription Agreement
6.A*	Form of Unsecured Promissory Note
6.B**	Consulting Agreement
6.C††	Contribution and Subscription Agreement
6.D	Transfer and Settlement Agreement

*	Filed as an exhibit to the Company’s offering statement on Form 1-A (File No. 024-11256), and incorporated by reference.
†	Filed as an exhibit to the Company’s Form 1-U dated March 7, 2024, and incorporated by reference.
**	Filed as an exhibit to the Company’s Form 1-SA for the six-month period ended June 30, 2023, and incorporated by reference.
††	Filed as an exhibit to the Company’s Form 1-U dated February 7, 2024, and incorporated by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on February 6, 2026.

CERES COIN LLC

By:	/s/ Greg Anderson
Greg Anderson, Manager, Chief Executive Officer

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